SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of JUNE, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         RYANAIR ANNOUNCES 4 NEW ROUTES
        TO GRENOBLE (FRANCE), KAUNAS (LITHUANIA), POZNAN & LODZ (POLAND)
                               AT FARES FROM 99p*

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 21st June 2005) announced four new routes to France, Lithuania and Poland. The new routes, which will commence on dates between 22nd September and 30th October 2005 will operate daily from London-Stansted to Grenoble, Kaunas, Lodz and Poznan. In addition, Ryanair also announced increased frequency on its existing routes from London Stansted to Derry, Seville, Granada, Riga and Tampere.

                               COMPARE THE FARES


ONE-WAY FARES FROM:


       ROUTE       AIRLINE                       RYANAIR            % SAVING

     Grenoble*     Easyjet: GBP29                GBP0.99               97%

      Kaunas**     BA: GBP57                     GBP3.99               93%

     Poznan***     LOT: GBP87                    GBP3.99               96%

      Lodz****     BA: GBP57                     GBP3.99               93%

Announcing the new routes in London today, Ryanair CEO Michael O'Leary, said;

        "We launched our first route in Poland just three months ago from London-Stansted to Wroclaw and with these two new routes to Lodz and Poznan, Ryanair will serve more Polish airports (7) directly from London that any other airline.

        "We are delighted also to announce our first new route to Kaunas in Lithuania.

        This route will operate daily and we expect to carry in excess of 100,000 passengers in our first year of operation.

        "Our new daily service to Grenoble in south-east France means that UK passengers need no longer pay the high fares of Easyjet which are over 20 times** more expensive than Ryanair.

        "Today's announcement of increased frequency on our routes from London Stansted to Seville, Granada, Derry, Riga and Tampere will allow us to offer up to double daily flights to each of these exciting cities and will allow us to provide even more low fares and unbeatable punctuality for European consumers.

        "These four new routes and additional frequencies will mean an additional 650,000 passengers per annum will save over GBP65M each year over the high fares charged by other airlines such as Easyjet, British Airways and LOT."


*  One-way fare excluding taxes & charges

** See fare comparison table above

Ends.                         Tuesday, 21st June 2005

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228         Tel: 00 353 1 4980 300

Ryanair is Europe's No. 1 low fares airline with 233 low fare routes across 20 countries. The airline has 12 European bases and by the end of 2005 will operate an entire fleet of 96 new Boeing 737-800 aircraft with firm orders for a further 129 which will be delivered over the following 6 years. Ryanair currently employs a team of 2,700 people and will carry in excess of 35 million scheduled passengers in the coming financial year.

For booking & further information visit www.ryanair.com

FARE TABLE
*Fare source: Easyjet website, one-way fares London Luton to Grenoble ex taxes booking 17.06.05, travel 23.09.05

 **Fare source: BA website, one-way fares ex taxes from London Heathrow to Vilnius (closest airport) booking 17.06.05 for travel 25.09.05

***Fare source LOT website, one-way fares ex taxes London Heathrow to Poznan
   (via Warsaw) booking 17.06.05 for travel 23.09.05

****Fare source: BA website, one-way fares ex taxes from London Heathrow to Warsaw (closest airport) booking 17.06.05 for travel 30.10.05

All Ryanair fares one-way ex taxes. Where possible start date of routes have been chosen for comparison





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 21 June 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director